UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CORVUS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

221015100

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 221015100		Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,053,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,053,298
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,053,298
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 42,421,159 shares of common stock outstanding of Corvus Pharmaceuticals, Inc.
(the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

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SCHEDULE 13D

CUSIP No. 221015100		Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,053,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,053,298
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,053,298
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 42,421,159 shares of common stock outstanding of Corvus Pharmaceuticals, Inc.
(the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

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Item 1.	Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP V LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016 with Samuel D. Islay as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on January 26, 2018, Amendment No. 2 thereto filed with the SEC on March 14, 2018, Amendment No. 3 thereto filed with the SEC on July 2, 2019, Amendment No. 4 thereto filed with the SEC on April 17, 2020, and Amendment No. 5 thereto filed with the SEC on February 17, 2021 (“Amendment No. 5”). The Statement relates to the common stock, par value $0.0001 per share, of Corvus Pharmaceuticals, Inc. (the “Common Stock”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 863 Mitten Road, Suite 102, Burlingame, California 94010. The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “CRVS.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On August 2, 2021, the Issuer filed its Form 10-Q for the quarterly period ended June 30, 2021, which indicated that the Issuer had increased its total number of outstanding shares of Common Stock to 42,421,159 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s shares of Common Stock outstanding since the filing of Amendment No. 5.

Item 2.	Identity and Background

(a)       This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c) OrbiMed Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP V, which is the general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds shares of Common Stock, as described herein. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors and GP V are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)        name;

(ii)       business address;

(iii)      present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

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Item 4.	Purpose of Transaction

The Reporting Persons caused OPI V to acquire shares of Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 6 below. Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 2, 2021, such Common Stock constitutes approximately 19.0% of the issued and outstanding shares of Common Stock. OrbiMed Advisors, pursuant to its authority as the managing member of GP V, the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V. GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V. As a result, OrbiMed Advisors and GP V share the power to direct the vote and to direct the disposition of the shares of Common Stock held by OPI V. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Common Stock held by OPI V.

(c)       The Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. OrbiMed Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, OrbiMed Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V. The number of outstanding shares of Common Stock attributable to OPI V is 8,053,298 shares of Common Stock. OrbiMed Advisors and GP V may each be considered to hold indirectly 8,053,298 shares of Common Stock.

Peter Thompson (“Thompson”), an employee of OrbiMed Advisors, has been a member of the Board of Directors of the Issuer since November 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Thompson is obligated to transfer any shares of Common Stock issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V.

Item 7.	Materials to Be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2021	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP V LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

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Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

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Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

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EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC

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